LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
<u>EasySLP</u>, LLC

1. **COMPANY DETAILS**.

   This Limited Liability Company Operating Agreement ("Agreement") entered into on <u>04/21/2021</u> is a: (check one)

   ☒ - **Single-Member LLC**, entered into by <u>Jessica Mondillo</u>, being the sole
    owner with a mailing address of <u>56 Nassau Blvd, Garden City, NY 11530</u>
   (the "Member" or "Members" or "Member(s)")

   WHEREAS the Member(s) desire to create a limited liability company under the laws of the State of Delaware and set forth the terms herein of the Company's operation and the relationships of any and all Members.

   NOW, THEREFORE, in consideration of the mutual covenants set forth herein and other valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Member(s) and the Company agree as follows:

2. **NAME AND PRINCIPAL PLACE OF BUSINESS**.

   The name of the Company (the "Company") shall be <u>EasySLP</u>, LLC with a principal place of business located at <u>56 Nassau Blvd, Garden City, NY 11530</u> or at any other such place of business that the Member(s) shall determine.

3. **FORMATION**.

The Company was formed on <u>04/21/2021</u>, when the Member(s) filed the Articles of Organization with the office of the Secretary of State pursuant to the statutes governing limited liability companies in the state of Delaware (the "Statutes").

4. **MEMBER(S) CAPITAL CONTRIBUTIONS**.

   a) **Single-Member Capital Contributions** (Applies ONLY if Single-Member): The Member may make such capital contributions (each a "Capital Contribution") in such amounts and at such times as the Member shall determine. The Member shall not be obligated to make any Capital Contributions. The Member may take distributions of the capital from time to time in accordance with the limitations imposed by the Statutes.

   Members shall have no right to withdraw or reduce their contributions to the capital of the Company until the Company has been terminated unless otherwise set forth herein. Members shall have no right to demand and receive any distribution from the Company in any form other than cash, and Members shall not be entitled to interest on their capital contributions to the Company.

   The liability of any Members for the losses, debts, liabilities, and obligations of the Company shall be limited to the amount of the capital contribution of the Members plus any distributions paid to such Members, such Members' share of any undistributed assets of the Company, and (only to the extent as might be required by applicable law) any amounts previously distributed to such Members by the Company.

5. **MANAGEMENT OF THE COMPANY**.

The Company's business and affairs shall be conducted and managed by the Member(s) in accordance with this Agreement and the laws of the state of Delaware.

   a) **Single-Member** (Applies ONLY if Single-Member): The Member of the Company has sole authority and power to act for or on behalf of the Company, to do any act that would be binding on the Company or incur any expenditures on behalf of the Company. The Member shall not be liable for the debts, obligations, or liabilities of the Company, including under a judgment, decree, or order of a court. The Company is organized as a "member-managed" limited liability company. The Member is designated as the initial managing Member.

   b) **Multi-Member** (Applies ONLY if Multi-Member): Except as expressly provided elsewhere in this Agreement, all decisions respecting the management, operation, and control of the business and affairs of the Company and all determinations made in accordance with this Agreement shall be made by the affirmative vote or consent of Member(s) holding a majority of the Members' Percentage Interests.

   Notwithstanding any other provision of this Agreement, the Members shall not, without the prior written consent of the unanimous vote or consent of the Members, sell, exchange, lease, assign or otherwise transfer all or substantially all of the assets of the Company; sell, exchange, lease (other than space leases in the ordinary course of business), assign or transfer the Company's assets; mortgage, pledge or encumber the Company's assets other than that which is expressly authorized by this Agreement;

prepay, refinance, modify, extend or consolidate any existing mortgages or encumbrances; borrow money on behalf of the Company; lend any Company funds or other assets to any person or entity; establish any reserves for working capital repairs, replacements, improvements, or any other purpose; confess a judgment against the Company; settle, compromise, release, discharge, or pay any claim, demand or debt, including claims for insurance; approve a merger or consolidation of the Company with or into any other limited liability company, corporation, partnership or other entity; or change the nature or character of the business of the Company.

The Members shall receive such sums for compensation as Members of the Company as may be determined from time to time by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests.

6. DISTRIBUTIONS.

For purposes of this Agreement, "net profits" and "net losses" mean the profits or losses of the Company resulting from the conduct of the Company's business, after all expenses, including depreciation allowance, incurred in connection with the conduct of its business for which such expenses have been accounted.

The term "cash receipts" shall mean all cash receipts of the Company from whatever source derived including, without limitation, capital contributions made by the Member(s); the proceeds of any sale, exchange, condemnation, or other disposition of all or any part of the assets of the Company; the proceeds of any loan to the Company; the proceeds of any mortgage or refinancing of any mortgage on all or any part of the assets of the Company; the proceeds of any insurance policy for fire or other casualty damage payable to the Company; and the proceeds from the liquidation of assets of the Company following termination.

The term "capital transactions" shall mean any of the following: the sale of all or any part of the assets of the Company; the refinancing of mortgages or other liabilities of the Company; the receipt of insurance proceeds; and any other receipts or proceeds attributable to capital.

a) **Single-Member** (Applies ONLY if Single-Member): A "Capital Account" for the Member shall be maintained by the Company. The Member's Capital Account shall reflect the Member's capital contributions and increases for any net income or gain of the Company. The Member's Capital Account shall also reflect decreases for distributions made to the Member and the Member's share of any losses and deductions of the Company.

b) **Multi-Member** (Applies ONLY if Multi-Member): The "Capital Account" for each Member shall mean the account created and maintained for the Member in accordance with Section 704(b) of the Internal Revenue Code and Treasury Regulation Section 1.704-1(b)(2)(iv).

The term "Members' Percentage Interests" shall mean the ownership percentage interests as mentioned in Section I of this Agreement.

During each fiscal year, the net profits and net losses of the Company (other than from capital transactions), and each item of income, gain, loss, deduction, or credit entering into the computation thereof, shall be credited or charged, as the case may be, to the capital accounts of each Member in proportion to the Members' Percentage Interests. The net profits of the Company from capital transactions shall be allocated in the following order of priority: (a) to offset any negative balance in the capital accounts of the Members in proportion to the amounts of the negative balance in their respective capital accounts, until all negative balances in the capital accounts have been eliminated; then (b) to the Members in proportion to the Members' Percentage Interests. The net losses of the Company from capital transactions shall be allocated in the following order of priority: (a) to the extent that the balance in the capital accounts of any Members is in excess of their original contributions, to such Members in proportion to the excess balances until all such excess balances have been reduced to zero; then (b) to the Members in proportion to the Members' Percentage Interests.

The cash receipts of the Company shall be applied in the following order of priority: (a) to the payment of interest or amortization on any mortgages on the assets of the Company, amounts due on debts and liabilities of the Company other than those due to any Members, costs of the construction of the improvements to the assets of the Company and operating expenses of the Company; (b) to the payment of interest and establishment of cash reserves determined by the Members to be necessary or appropriate including, without limitation, reserves for the operation of the Company's business, construction, repairs, replacements, taxes and contingencies; and (c) to the repayment of any loans made to the Company by any Members. Thereafter, the cash receipts of the Company shall be distributed among the Members as hereafter provided.

Except as otherwise provided in this Agreement or otherwise required by law, distributions of cash receipts of the Company, other than from capital transactions, shall be allocated among the Members in proportion to the Members' Percentage Interests.

Except as otherwise provided in this Agreement or otherwise required by law, distributions of cash receipts from capital transactions shall be allocated in the following order of priority: (a) to the Members in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in their capital account; then (b) to the Member(s) in proportion to the Members' Percentage Interests.

It is the intention of the Member(s) that the allocations under this Agreement shall be deemed to have "substantial economic effect" within the meaning of Section 704 of the Internal Revenue Code and Treas. Reg. Section 1.704-1. Should the provisions of this Agreement be inconsistent with or in conflict with Section 704 of the Code or the Regulations thereunder, then Section 704 of the Code and the Regulations shall be deemed to override the contrary provisions thereof. If Section 704 of the Regulations at any time require that limited liability company operating agreements contain provisions which are not expressly set forth herein, such provisions shall be incorporated into this Agreement by reference and shall be deemed a part of this Agreement to the same extent as though they had been expressly set forth herein.

7. **BOOKS, RECORDS, AND TAX RETURNS**.

   a) **Single-Member** (Applies ONLY if Single-Member): The Company shall maintain complete and accurate books and records of the Company's business and affairs as required by the Statutes, and such books and records shall be kept at the Company's

Registered Office and shall in all respects be independent of the books, records, and transactions of the Member(s).

The Company's fiscal year shall be the calendar year with an ending month of December.

The Member intends that the Company, as a Single-Member LLC, shall be taxed as a sole proprietorship in accordance with the provisions of the Internal Revenue Code. Any provisions herein that may cause the Company not to be taxed as a sole proprietorship shall be inoperative.

b) **Multi-Member** (Applies ONLY if Multi-Member): The Members, or their designees, shall maintain complete and accurate records and books of the Company's transactions in accordance with generally accepted accounting principles.

The Company shall furnish the Members, within seventy-five (75) days after the end of each fiscal year, an annual report of the Company including a balance sheet, a profit and loss statement, a capital account statement, and the amount of each Member's share of the Company's income, gain, losses, deductions, and other relevant items for federal income tax purposes.

The Company shall prepare all Federal, State, and local income tax and information returns for the Company and shall cause such tax and information returns to be timely filed. Within seventy-five (75) days after the end of each fiscal year, the Company shall forward to each person who was a Member during the preceding fiscal year a true copy of the Company's information return filed with the Internal Revenue Service for the preceding fiscal year.

All elections required or permitted to be made by the Company under the Internal Revenue Code, and the designation of a tax matters partner pursuant to Section 6231(a)(7) of the Internal Revenue Code for all purposes permitted or required by the Code, shall be made by the Company by the affirmative vote or consent of Member(s) holding a majority of the Members' Percentage Interests.

Upon request, the Company shall furnish to each Member a current list of the names and addresses of all of the Members of the Company, and any other persons or entities having any financial interest in the Company.

8. **DISSOLUTION AND LIQUIDATION**.

a) **Single-Member** (Applies ONLY if Single-Member): The Company shall dissolve and its affairs shall be wound up on the first to occur of the following: (i) at a time, or upon the occurrence of an event specified in the Articles of Organization or this Agreement; (ii) the determination by the Member that the Company shall be dissolved.

Upon the death of the Member, the Company shall be dissolved. By separate written documentation, the Member shall designate and appoint the individual who will wind down the Company's business and transfer or distribute the Member's Interests and Capital Account as designated by the Member or as may otherwise be required by law.

Upon the disability of the Member, the Member may continue to act as Manager hereunder or appoint a person to so serve until the Member's Interests and Capital Account of the Member have been transferred or distributed.

b) **Multi-Member** (Applies ONLY if Multi-Member): The Company shall terminate upon the occurrence of any of the following: (i) the election by the Members to dissolve the Company made by the unanimous vote or consent of the Members; (ii) the occurrence of a Withdrawal Event with respect to a Member and the failure of the remaining Members to elect to continue the business of the Company as provided for in this Agreement above; or (iii) any other event which pursuant to this Agreement, as the same may hereafter be amended, shall cause a termination of the Company.

The liquidation of the Company shall be conducted and supervised by a person designated for such purposes by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests (the "Liquidating Agent"). The Liquidating Agent hereby is authorized and empowered to execute any and all documents and to take any and all actions necessary or desirable to effectuate the dissolution and liquidation of the Company in accordance with this Agreement.

Promptly after the termination of the Company, the Liquidating Agent shall cause to be prepared and furnished to the Members a statement setting forth the assets and liabilities of the Company as of the date of termination. The Liquidating Agent, to the extent practicable, shall liquidate the assets of the Company as promptly as possible, but in an orderly and businesslike manner so as not to involve undue sacrifice.

The proceeds of sale and all other assets of the Company shall be applied and distributed in the following order of priority: (a) to the payment of the expenses of liquidation and the debts and liabilities of the Company, other than debts and liabilities to Members; (b) to the payment of debts and liabilities to Members; (c) to the setting up of any reserves which the Liquidating Agent may deem necessary or desirable for any contingent or unforeseen liabilities or obligations of the Company, which reserves shall be paid over to a licensed attorney to hold in escrow for a period of two years for the purpose of payment of any liabilities and obligations, at the expiration of which period the balance of such reserves shall be distributed as provided in this Agreement; (d) to the Members in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in their capital account, in accordance with the rules and requirements of Treas. Reg. Section 1.704-1(b)(2)(ii)(b); and (e) to the Members in proportion to the Members' Percentage Interests.

The liquidation shall be complete within the period required by Treas. Reg. Section 1.704-1(b)(2)(ii)(b).

Upon compliance with the distribution plan, the Members shall no longer be Members, and the Company shall execute, acknowledge, and cause to be filed any documents or instruments as may be necessary or appropriate to evidence the dissolution and termination of the Company pursuant to the Statutes.

9. **PURPOSE**.

The purpose of the Company is to engage in and conduct any and all lawful business activities or functions, and to carry on any other lawful activities in connection with or incidental to the foregoing, as the Member(s) in their discretion shall determine.

10. REGISTERED OFFICE AND RESIDENT AGENT.

The Registered Office and Resident Agent of the Company shall be as designated in the initial Articles of Organization or any amendment thereof. The Registered Office and/or Resident Agent may be changed from time to time. Any such change shall be made in accordance with the Statutes, or, if different from the Statutes, in accordance with the provisions of this Agreement. If the Resident Agent ever resigns, the Company shall promptly appoint a successor agent.

11. TERM.

The term of the Company shall be perpetual, commencing on the filing of the Articles of Organization of the Company, and continuing until terminated under the provisions set forth herein.

12. BANK ACCOUNTS.

All funds of the Company shall be deposited in the Company's name in a bank account or accounts as chosen by the Member(s). Withdrawals from any bank accounts shall be made only in the regular course of business of the Company and shall be made upon such signature or signatures as the Member(s) from time to time may designate.

13. MISCELLANEOUS.

a) **Meetings of Members** (Applies ONLY if Multi-Member): The annual meeting of the Members shall be held on a day and month each year with at least thirty (30) days' notice given to the Members prior to the meeting date which will be held at the principal office of the Company or at such other time and place as the Members determine, for the purpose of transacting such business as may lawfully come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day.

The Members may by resolution prescribe the time and place for the holding of regular meetings and may provide that the adoption of such resolution shall constitute notice of such regular meetings.

Special meetings of the Members, for any purpose or purposes, may be called by any Member.

Written or electronic notice stating the place, day, and hour of the meeting and, in the case of a special meeting, the purpose for which the meeting is called, shall be delivered not less than three (3) days before the date of the meeting, either personally or by mail, to each Member of record entitled to vote at such meeting. When all the Members of the Company are present at any meeting, or if those Members that are not present sign a written waiver of notice of such meeting, or subsequently ratify all the proceedings thereof, the transactions of such meeting shall be valid as if a meeting had been formally called and notice had been given.

At any meeting of the Members, the presence of Members holding a majority of the Members' Percentage Interests, as determined from the books of the Company, represented in person or by proxy, shall constitute a quorum for the conduct of the general business of the Company. However, if any particular action by the Company shall require the vote or consent of some other number or percentage of Member(s) pursuant to this Agreement, a quorum for the purpose of taking such action shall require such other number or percentage of Members. If a quorum is not present, the meeting may be adjourned from time to time without further notice, and if a quorum is present at the adjourned meeting, any business matter may be transacted which might have been transacted at the meeting as originally notified. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less a quorum.

At all meetings of the Members, a Member may vote by proxy executed in writing by the Member or by a duly authorized attorney-in-fact of the Member. Such proxy shall be filed with the Company before or at the time of the meeting.

A Member of the Company who is present at a meeting of the Members at which action on any matter is taken shall be presumed to have assented to the action taken, unless the dissent of such Member shall be entered in the minutes of the meeting or unless such Member shall file a written dissent to such action with the person acting as the secretary of the meeting before the meeting's adjournment. Such right to dissent shall not apply to a Member who voted in favor of such action.

Unless otherwise provided by law, any action required to be taken at a meeting of the Members, or any other action which may be taken at a meeting of the Members, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Members entitled to vote with respect to the subject.

Members of the Company may participate in any meeting of the Members by means of conference telephone or similar communication if all persons participating in such meeting can hear one another for the entire discussion of the matters to be voted upon. Participation in a meeting pursuant to this paragraph shall constitute presence in person at such meeting.

b) **Assignment of Interests** (Applies ONLY if Multi-Member): Except as otherwise provided in this Agreement, no Member or other person holding any interest in the Company may assign, pledge, hypothecate, transfer, or otherwise dispose of all or any part of their interest in the Company including, without limitation, the capital, profits, or distributions of the Company, without the prior written consent of the other Members in each instance.

The Members agree that no Member may voluntarily withdraw from the Company without the unanimous vote or consent of the Members.

A Member may assign all or any part of such Member's interest in the allocations and distributions of the Company to any of the following (collectively the "permitted assignees"): any person, corporation, partnership, or other entity as to which the Company has given consent to the assignment of such interest in the allocations and distributions of the Company by the affirmative vote or consent of the Member(s) holding a majority of the Members' Percentage Interests. An assignment to a permitted assignee shall only entitle the permitted assignee to the allocations and distributions to which the assigned interest is entitled, unless such permitted assignee applies for admission to the Company and is admitted to the Company as a Member in accordance with this Agreement.

An assignment, pledge, hypothecation, transfer, or other disposition of all or any part of the interest of a Member in the Company or other person holding any interest in the Company in violation of the provisions hereof shall be null and void for all purposes.

No assignment, transfer, or other disposition of all or any part of the interest of any Member permitted under this Agreement shall be binding upon the Company unless and until a duly executed and acknowledged counterpart of such assignment or instrument of transfer, in form and substance satisfactory to the Company, has been delivered to the Company.

No assignment or other disposition of any interest of any Member may be made if such assignment or disposition, alone or when combined with other transactions, would result in the termination of the Company within the meaning of Section 708 of the Internal Revenue Code or under any other relevant section of the Code or any successor statute. No assignment or other disposition of any interest of any Member may be made without an opinion of counsel satisfactory to the Company that such assignment or disposition is subject to an effective registration under, or exempt from the registration requirements of, the applicable Federal and State securities laws. No interest in the Company may be assigned or given to any person below the age of twenty-one (21) years or to a person who has been adjudged to be insane or incompetent.

Anything herein contained to the contrary, the Company shall be entitled to treat the record holder of the interest of a Member as the absolute owner thereof and shall incur no liability by reason of distributions made in good faith to such record holder, unless and until there has been delivered to the Company the assignment or other instrument of transfer and such other evidence as may be reasonably required by the Company to establish to the satisfaction of the Company that interest has been assigned or transferred in accordance with this Agreement.

c) **Ownership of Company Property** (Applies ONLY if Multi-Member): The Company's assets shall be deemed owned by the Company as an entity, and the Member(s) shall have no ownership interest in such assets or any portion thereof. Title to any or all such Company assets may be held in the name of the Company, one or more nominees or in "street name," as the Member(s) may determine.

Except as limited by the Statutes, the Member(s) may engage in other business ventures of any nature, including, without limitation by specification, the ownership of another business similar to that operated by the Company. The Company shall not have any right or interest in any such independent ventures or to the income and profits derived therefrom.

d) **Right of First Refusal** (Applies ONLY if Multi-Member): If a Member desires to sell, transfer, or otherwise dispose of all or any part of their interest in the Company, such Member (the "Selling Member") shall first offer to sell and convey such interest to the other Members before selling, transferring, or otherwise disposing of such interest to any other person, corporation, or other entity. Such offer shall be in writing, shall be given to every other Member, and shall set forth the interest to be sold, the purchase price to be paid, the date on which the closing is to take place (which date shall be not less than thirty (30) nor more than sixty (60) days after the delivery of the offer), the location at which the closing is to take place, and all other material terms and conditions of the sale, transfer, or other disposition.

Within fifteen (15) days after the delivery of said offer, the other Members shall deliver to the Selling Member a written notice either accepting or rejecting the offer. Failure to deliver said notice within said fifteen (15) days conclusively shall be deemed a rejection of the offer. Any or all of the other Member(s) may elect to accept the offer, and if more than one (1) of the other Members elects to accept the offer, the interest being sold and the purchase price therefor shall be allocated among the Members so accepting the offer in proportion to their Members' Percentage Interests, unless they otherwise agree in writing.

If any or all of the other Members elect to accept the offer, then the closing of title shall be held in accordance with the offer, and the Selling Member shall deliver to the other Members who have accepted the offer an assignment of the interest being sold by the Selling Member and said other Members shall pay the purchase price prescribed in the offer.

If no other Member accepts the offer, or if the Members who have accepted such offer default in their obligations to purchase the interest, then the Selling Member within one-hundred and twenty (120) days after the delivery of the offer may sell such interest to any other person or entity at a purchase price which is not less than the purchase price prescribed in the offer and upon the terms and conditions which are substantially the same as the terms and conditions set forth in the offer, provided all other applicable requirements of this Agreement are complied with. An assignment of such interest to a person or entity who is not a Member of the Company shall only entitle such person or entity to the allocations and distributions to which the assigned interest is entitled, unless such person or entity applies for admission to the Company and is admitted to the Company as a Member in accordance with this Agreement.

If the Selling Member does not sell such interest within said one-hundred and twenty (120) days, then the Selling Member may not thereafter sell such interest without again offering such interest to the other Members in accordance with this Agreement.

e) **Admission of New Members** (Applies ONLY if Multi-Member): The Company may admit new Members (or transferees of any interests of existing Member(s)) into the Company by the unanimous vote or consent of the Members.

As a condition to the admission of new Member(s), such Member(s) shall execute and acknowledge such instruments, in form and substance satisfactory to the Company, as the Company may deem necessary or desirable to effectuate such admission and to confirm the agreement of such Member(s) to be bound by all of the terms, covenants, and conditions of this Agreement, as the same may have been amended. Such new Member(s) shall pay all reasonable expenses in connection with such admission including, without limitation, reasonable attorneys' fees and the cost of the preparation, filing, or publication of any amendment to this Agreement or the Articles of Organization, which the Company may deem necessary or desirable in connection with such admission.

No new Member(s) shall be entitled to any retroactive allocation of income, losses, or expense deductions of the Company. The Company may make pro-rata allocations of income, losses, or expense deductions to a new Member(s) for that portion of the tax year in which the Member(s) was admitted in accordance with Section 706(d) of the Internal Revenue Code and regulations thereunder.

In no event shall new Member(s) be admitted to the Company if such admission would be in violation of applicable Federal or State securities laws or would adversely affect the treatment of the Company as a partnership for income tax purposes.

f) **Withdrawal Events** (Applies ONLY if Multi-Member): In the event of the death, retirement, withdrawal, expulsion, or dissolution of a Member, or an event of bankruptcy or insolvency, as hereinafter defined, with respect to a Member, or the occurrence of any other event which terminates the continued membership of a Member in the Company pursuant to the Statutes (each of the foregoing being hereinafter referred to as a "Withdrawal Event"), the Company shall terminate sixty (60) days after notice to the Member of such Withdrawal Event unless the business of the Company is continued as hereinafter provided.

Notwithstanding a Withdrawal Event with respect to a Member, the Company shall not terminate, irrespective of applicable law, if within the aforesaid sixty-day period, the remaining Member(s), by the unanimous vote or consent of the Member(s) (other than the Member(s) who caused the Withdrawal Event), shall elect to continue the business of the Company.

In the event of a Withdrawal Event with respect to a Member, any successor in interest to such Member (including without limitation any executor, administrator, heir, committee, guardian, or other representative or successor) shall not become entitled to any rights or interests of such Member in the Company, other than the allocations and distributions to which such Member is entitled, unless such successor in interest is admitted as a Member in accordance with this Agreement.

An "event of bankruptcy or insolvency" with respect to a Member shall occur if: (1) such Member applies for or consents to the appointment of a receiver, trustee, or liquidator of all or a substantial part of their assets; or (2) such Member makes a general assignment for the benefit of creditors; or (3) such Member is adjudicated a bankrupt or an insolvent; or (4) such Member files a voluntary petition in bankruptcy or a petition or an answer seeking an arrangement with creditors or to take advantage of any bankruptcy, insolvency, readjustment of debt or similar law or statute, or an answer admitting the material allegations of a petition filed against them in any bankruptcy, insolvency, readjustment of debt or similar proceedings; or (5) such Member takes any action for the purpose of effecting any of the foregoing; or (6) an order, judgment, or decree shall be entered, with or without the application, approval, or consent of such Member, by any court of competent jurisdiction, approving a petition for or appointing a receiver or trustee of all or a substantial part of the assets of such Member, and such order, judgment, or decree shall continue unstayed and in effect for thirty (30) days.

g) **Representations of Members** (Applies ONLY if Multi-Member): Each of the Members represents, warrants, and agrees that the Member is acquiring the interest in the Company for the Member's own account for investment purposes only and not with a view to the sale or distribution thereof; the Member, if an individual, is over the age of twenty-one (21); if the Member is an organization, such organization is duly organized, validly existing, and in good standing under the laws of Delaware, and that it has full power and authority to execute this Agreement and perform its obligations hereunder; the execution and performance of this Agreement by the Member does not conflict with, and will not result in any breach of, any law or any order, writ, injunction, or decree of any court or governmental authority against or which binds the Member, or of any agreement or instrument to which the Member is a party; and the Member shall not dispose of such interest or any part thereof in any manner which would constitute a violation of the Securities Act of 1933, the Rules and Regulations of the Securities and Exchange Commission, or any applicable laws, rules, or regulations of any State or other governmental authorities, as the same may be amended.

h) **Certificates Evidencing Membership** (Applies ONLY if Multi-Member): Every membership interest in the Company shall be evidenced by a Certificate of Membership issued by the Company. Each Certificate of Membership shall set forth the name of the Member holding the membership interest and the Members' Percentage Interest held by the Member, and shall bear the following legend:

"The membership interest represented by this certificate is subject to, and may not be transferred except in accordance with, the provisions of the Operating Agreement of EasySLP, LLC, dated effective as of 04/21/2021, as the same from time to time may be amended, a copy of which is on file at the principal office of the Company."

i) **Notices** (Applies ONLY if Multi-Member): All notices, demands, requests, or other communications which any of the parties to this Agreement may desire or be required to give hereunder shall be in writing and shall be deemed to have been properly given if sent by courier or by registered or certified mail, return receipt requested, with postage prepaid, addressed as follows: (a) if to the Company, at the principal place of business of the Company designated by the Company; and (b) if to any Member(s), to the address of said Member(s) first above written, or to such other address as may be designated by said Member(s) by notice to the Company and the other Members.

j) **Arbitration** (Applies ONLY if Multi-Member): Any dispute, controversy, or claim arising out of or in connection with this Agreement or any breach or alleged breach hereof shall, upon the request of any party involved, be submitted to, and settled by, arbitration in the city in which the principal place of business of the Company is then located, pursuant to the commercial arbitration rules then in effect of the American Arbitration Association (or at any other time or place or under any other form of arbitration mutually acceptable to the parties involved). Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in a court of competent jurisdiction. The expenses of the arbitration shall be borne equally by the parties to the arbitration, provided that each party shall pay for and bear the cost of its own experts, evidence, and attorneys' fees, except that in the discretion of the arbitrator, any award may include the attorney's fees of a party if the arbitrator expressly determines that the party against whom such award is entered has caused the dispute, controversy, or claim to be submitted to arbitration as a dilatory tactic or in bad faith.

k) **Amendments** (Applies ONLY if Multi-Member): This Agreement may not be altered, amended, changed, supplemented, waived, or modified in any respect or particular unless the same shall be in writing and agreed to by the affirmative vote or consent of Member(s) holding a majority of the Members' Percentage Interests. No amendment may be made to Articles that apply to the financial interest of the Members, except by the vote or consent of all of the Members. No amendment of any provision of this Agreement relating to the voting requirements of the Members on any specific subject shall be made without the affirmative vote or consent of at least the number or percentage of Members required to vote on such subject.

l) **Indemnification** (Applies ONLY if Single-Member): The Member (including, for purposes of this Section, any estate, heir, personal representative, receiver, trustee, successor, assignee and/or transferee of the Member) shall not be liable, responsible or accountable, in damages or otherwise, to the Company or any other person for: (i) any act performed, or the omission to perform any act, within the scope of the power and authority conferred on the Member by this Agreement and/or by the Statutes except by reason of acts or omissions found by a court of competent jurisdiction upon entry of a final judgment rendered and un-appealable or not timely appealed ("Judicially Determined") to constitute fraud, gross negligence, recklessness or intentional misconduct; (ii) the termination of the Company and this Agreement pursuant to the terms hereof; (iii) the performance by the Member of, or the omission by the Member to perform, any act which the Member reasonably believed to be consistent with the advice of attorneys, accountants, or other professional advisers to the Company with respect to matters relating to the Company, including actions or omissions determined to constitute violations of law but which were not undertaken in bad faith; or (iv) the conduct of any person selected or engaged by the Member.

The Company, its receivers, trustees, successors, assignees, and/or transferees shall indemnify, defend, and hold the Member harmless from and against any and all liabilities, damages, losses, costs, and expenses of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by the Member (including amounts paid in satisfaction of judgments, in settlement of any action, suit, demand, investigation, claim, or proceeding ("Claim"), as fines or penalties) and from and against all legal or other such costs as well as the expenses of investigating or defending against any Claim or threatened or anticipated Claim arising out of, connected with or relating to this Agreement, the Company or its business affairs in any way, provided that the conduct of the Member which gave rise to the action against the Member is indemnifiable under the standards set forth herein.

Upon application, the Member shall be entitled to receive advances to cover the costs of defending or settling any Claim or any threatened or anticipated Claim against the Member that may be subject to indemnification hereunder upon receipt by the Company of any undertaking by or on behalf of the Member to repay such advances to the Company, without interest, if the Member is Judicially Determined not to be entitled to indemnification as set forth herein.

All rights of the Member to indemnification under this Agreement shall (i) be cumulative of, and in addition to, any right to which the Member may be entitled to by contract or as a matter of law or equity, and (ii) survive the dissolution, liquidation, or termination of the Company as well as the death, removal, incompetency, or insolvency of the Member.

The termination of any Claim or threatened Claim against the Member by judgment, order, settlement, or upon a plea of *nolo contendere* or its equivalent shall not, of itself, cause the Member not to be entitled to indemnification as provided herein unless and until Judicially Determined to not be so entitled.

14. SEVERABILITY.

This Agreement and the rights and liabilities of the parties hereunder shall be governed by and determined in accordance with the laws of the state of Delaware. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement, which shall remain in full force and effect.

The captions in this Agreement are for convenience only and are not to be considered in construing this Agreement. All pronouns shall be deemed to be masculine, feminine, neuter, singular, or plural as the identity of the person or persons may require. References to a person or persons shall include partnerships, corporations, limited liability companies, unincorporated associations, trusts, estates, and other types of entities.

15. ENTIRE AGREEMENT.

This Agreement and any amendments hereto may be executed in counterparts, all of which taken together shall constitute one agreement.

This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof. It is the intention of the Member(s) that this Agreement shall be the sole agreement of the parties and, except to the extent a provision of this Agreement provides for the incorporation of federal income tax rules or is expressly prohibited or ineffective under the Statutes, this Agreement shall govern even when inconsistent with, or different from, the provisions of any applicable law or rule. To the extent any provision of this Agreement is prohibited or otherwise ineffective under the Statutes, such provision shall be considered to be ineffective to the smallest degree possible in order to make this Agreement effective under the Statutes.

Subject to the limitations on transferability set forth above, this Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, executors, administrators, successors, and assigns.

No provision of this Agreement is intended to be for the benefit of or enforceable by any third party.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

Member 1's Signature: _Jessica Mondillo_   Date: _04/22/2021_

Print Name: _Jessica Mondillo_